SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 7)

AMC Entertainment Holdings, Inc.
(Name of Issuer)

AMC Preferred Equity Units, each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock
(Title of Class of Securities)

00165C203
(CUSIP Number)

Raph A. Posner
Antara Capital LP
55 Hudson Yards
47th Floor, Suite C
New York, NY 10001
Telephone: (646) 762 8593
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
93,911,906

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
93,911,906

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,911,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
93,911,906 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
93,911,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,911,906 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 93,911,906  APEs owned directly by Antara Capital Master Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
98,110,029 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
98,110,029 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,110,029 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 93,911,906 APEs owned directly by Antara Capital Master Fund LP, 3,112,260 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,085,863 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

SCHEDULE 13D
CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
98,110,029 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
98,110,029 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,110,029 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 93,911,906 APEs owned directly by Antara Capital Master Fund LP, 3,112,260 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,085,863 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

SCHEDULE 13D
CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
98,110,029 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
98,110,029 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
98,110,029 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 93,911,906 APEs owned directly by Antara Capital Master Fund LP, 3,112,260 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 1,085,863 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed on January 4, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) and relates to AMC Preferred Equity Units (“APEs”), each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock, of AMC Entertainment Holdings, Inc. (the “Issuer”), having its principal executive offices at One AMC Way 11500 Ash Street, Leawood, KS 66211. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 7. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“Schedule I sets forth the further transactions that have occurred with respect to APEs beneficially owned in the aggregate by the Reporting Persons (together with those certain transactions set forth on Schedule I of Amendments Nos. 1, 2, 3, 4, 5 and 6 to the Schedule 13D, the “Additional Open Market Shares”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of May 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on May 5, 2023.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 98,110,929 APEs, representing 9.9% of the outstanding APEs.

(i) Antara Master Fund has shared voting and dispositive power over 93,911,906 APEs, representing 9.4% of the outstanding APEs;

(ii) Antara Fund GP, by virtue of its status as general partner of Antara Master Fund, has shared voting and dispositive power over 93,911,906 APEs, representing 9.4% of the outstanding APEs;

(iii) Antara Capital, by virtue of its status as investment adviser to Antara Master Fund and by virtue of certain investment management agreements that provide for it to act as sub advisor to Corbin ERISA Opportunity Fund Ltd. (“Corbin ERISA Fund”) and Corbin Opportunity Fund LP (“Corbin Opportunity Fund”), has shared voting and dispositive power over 98,110,029 APEs, representing 9.9% of the outstanding APEs;

(iv) Antara GP, by virtue of its status as general partner of Antara Capital, has shared voting and dispositive power over 98,110,029 APEs, representing 9.9% of the outstanding APEs; and

(v) Mr. Gulati, by virtue of his status as sole member of Antara Fund GP and Antara GP, has shared voting and dispositive power over 98,110,029 APEs, representing 9.9% of the outstanding APEs.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any APEs of the Issuer, other than the APEs of the Issuer owned of record by such Reporting Person.

(c)

Schedule I of Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 sets forth all transactions with respect to the Additional Open Market Shares effected by Reporting Persons since the Original Schedule 13D. All such transactions with respect to the Additional Open Market Shares were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d) Not applicable.

(e) Not applicable.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023	Antara Capital Master Fund LP

By: Antara Capital LP, not in its individual corporate capacity, but solely as Investment Advisor and agent

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: June 28, 2023	Antara Capital LP

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: June 28, 2023	Antara Capital GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: June 28, 2023	Antara Capital Fund GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: June 28, 2023	/s/ Himanshu Gulati
Himanshu Gulati

SCHEDULE I

Additional Open Market Shares

Antara Capital Master Fund LP

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	6/16/2023	253,091	1.76
APE	Sell	6/16/2023	1,000,000	1.76
APE	Sell	6/16/2023	1,000,000	1.77
APE	Sell	6/16/2023	1,000,000	1.72
APE	Sell	6/20/2023	121,511	1.72
APE	Sell	6/20/2023	1,000,000	1.73
APE	Sell	6/20/2023	1,000,000	1.72
APE	Sell	6/21/2023	1,759,735	1.66
APE	Sell	6/21/2023	75,000	1.85
APE	Sell	6/21/2023	424,400	1.92
APE	Sell	6/22/2023	2,829,300	1.82
APE	Sell	6/22/2023	4,715,500	1.88
APE	Sell	6/22/2023	21,430	1.85
APE	Sell	6/23/2023	2,650,100	1.82
APE	Sell	6/26/2023	2,371,887	1.79
APE	Sell	6/27/2023	3,536,900	1.79
APE	Sell	6/27/2023	36,130	1.78
APE	Sell	6/28/2023	1,326,500	1.72
APE	Sell	6/28/2023	6,666,900	1.73

Corbin Opportunity Fund, L.P.

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	6/21/2023	1,052	1.85
APE	Sell	6/21/2023	6,200	1.92
APE	Sell	6/22/2023	41,400	1.82
APE	Sell	6/22/2023	69,000	1.88
APE	Sell	6/22/2023	200	1.85
APE	Sell	6/23/2023	38,800	1.82
APE	Sell	6/26/2023	34,726	1.79
APE	Sell	6/27/2023	51,769	1.79
APE	Sell	6/27/2023	480	1.78
APE	Sell	6/28/2023	173,500	1.72
APE	Sell	6/28/2023	235,314	1.73

Corbin ERISA Opportunity Fund, Ltd

Security	Trans.Type	Trade Date	Quantity	Price
APE	Sell	6/21/2023	3,400	1.85
APE	Sell	6/21/2023	19,400	1.92
APE	Sell	6/22/2023	129,300	1.82
APE	Sell	6/22/2023	215,500	1.88
APE	Sell	6/22/2023	1,000	1.85
APE	Sell	6/23/2023	121,800	1.82
APE	Sell	6/26/2023	108,387	1.79
APE	Sell	6/27/2023	161,600	1.79
APE	Sell	6/27/2023	1,700	1.78
APE	Sell	6/28/2023	500,000	1.72
APE	Sell	6/28/2023	941,200	1.73